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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13E-4

                      ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of
                  the Securities Exchange Act of 1934)

                         FINAL AMENDMENT (NO. 1)

                   THE BRAZILIAN INVESTMENT FUND, INC.
                   -----------------------------------
                            (Name of Issuer)

                   THE BRAZILIAN INVESTMENT FUND, INC.
                   -----------------------------------
                     (Name of Person Filing Statement)

                      COMMON STOCK ($.01 PAR VALUE)
                      -----------------------------
                     (Title of Class of Securities)

                              NOT APPLICABLE
                  -------------------------------------
                  (CUSIP Number of Class of Securities)

                            Harold J. Schaaff
                             Vice President
                   The Brazilian Investment Fund, Inc.
                       1221 Avenue of the Americas
                        New York, New York 10020
                             (212) 296-7188

                                Copy to:

                         John Baumgardner, Esq.
                           Sullivan & Cromwell
                            125 Broad Street
                        New York, New York 10004
                             (212) 558-4000
              ---------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications
                on Behalf of the Person Filing Statement)

                              April 7, 1997
                              -------------
                        (Date Tender Offer First
                       Published, Sent or Given to
                            Security Holders)

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                            EXPLANATORY NOTE


      This Final Amendment (No. 1) to the Schedule 13E-4 Issuer Tender Offer Statement originally filed on April 7, 1997, by The Brazilian Investment Fund, Inc., a Maryland corporation (the "Company"), with respect to the tender offer by the Company to purchase (the "Offer") up to 514,043.873 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price per Share, net to the seller in cash, equal to the net asset value in U.S. dollars per Share determined as of 5:00 p.m. New York City time on the expiration date of the Offer, which Offer expired on May 5, 1997, sets forth the results of the Offer:

Item 8.                    Additional Information.
                           -----------------------

      The Offer expired at 12:00 midnight, New York City time, on Monday, May 5, 1997. As of the expiration of the Offer, 2,539.498 Shares were validly tendered by shareholders and accepted for payment by the Company at a price per Share, net to the seller in cash, of $61.98, with a total cost to the Company of $157,398.09.

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                             SIGNATURE
                             ---------

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 1997


                              THE BRAZILIAN INVESTMENT FUND, INC.


                              By: /s/   James R. Rooney
                                  -------------------------------
                                        James R. Rooney
                                        Treasurer